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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve (301) 881-9854

11810 Parklawn Drive, Suite 200, Rockville, MD 20852

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169905-10-6	13D	Page 2 of 4

1.	Names of Reporting Person. S.S. or I.R.S. Identification No. of Above Person Roberta Bainum S.S.# : ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds 00

5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,486,873 8. Shared Voting Power 5,347,497 9. Sole Dispositive Power 1,486,873 10. Shared Dispositive Power 5,347,497

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,834,370

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 18.68%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 169905-10-6	13D	Page 3 of 4

Item 1.    Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

10750 Columbia Pike

Silver Spring, MD 20901

(c)	Title and Class of Securities:

Common Stock

Item 2.    Identity and Background

(a)	Name:

Roberta Bainum

(b)	Business Address:

10770 Columbia Pike, Suite 100

Silver Spring, MD 20910

(c)	Present Principal Employment:

Teacher;

Director, Realty Investment Company, Inc.

10770 Columbia Pike, Suite 100

Silver Spring, Maryland 20901

(d)	Record of Convictions:
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
(e)	Record of Civil Proceedings:
During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship:
Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

N/A

Item 4.    Purpose of Transaction

126,000 shares were sold by the Reporting Person.

Item 5.    Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:
Reporting Person:
6,834,370 shares, including 1,486,873 shares held directly by the Roberta Bainum Irrevocable Trust, of which Ms. Bainum is the sole beneficiary; 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which Ms. Bainum is a Director and has shared voting authority; and 1,779,628 shares owned by Mid Pines Associates, Limited Partnership of which Ms. Bainum is a General Partner and has shared voting authority.

CUSIP No. 169905-10-6	13D	Page 4 of 4

(b)	Number of shares as to which such person has:

(i)	Sole Voting Power 1,486,873

(ii)	Shared Voting Power 5,347,497

(iii)	Sole Dispositive Power 1,486,873

(iv)	Shared Dispositive Power 5,347,497

(c)	A schedule of transactions effected in the last sixty days is as follows:

Sold 126,000 shares 03/10/03 $24.50

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:

Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.    Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 18, 2003

/s/ Roberta Bainum

Roberta Bainum